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EXHIBIT 99.5

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FALCONBRIDGE ANNOUNCES WEBCAST OF ANNUAL GENERAL MEETING
AND CONFERENCE CALL FOR FIRST QUARTER 2005 RESULTS

        TORONTO, March 30, 2005 — Falconbridge Limited announced today that it will webcast its Annual General Meeting (AGM) on a live, listen-only basis on Thursday April 21, 2005 at 2:00 p.m. EDT. The AGM can be accessed on Falconbridge's website at www.falconbridge.com. This webcast will be archived on the site shortly after the event.

        In advance of the AGM, a live, listen-only conference call will be webcast to review the first quarter 2005 results at 12:00 p.m. EDT. This webcast can also be accessed on Falconbridge's website at www.falconbridge.com.

        Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (58.8%) and by other investors (41.2%).

For further information:
Denis Couture
Vice President, Investor Relations, Communications & Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
www.falconbridge.com

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EXHIBIT 99.5